FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry 10 Receives FIPS Security Certification Ahead of Launch	3

Document 1

November 8, 2012

FOR IMMEDIATE RELEASE

BlackBerry 10 Receives FIPS Security Certification Ahead of Launch

Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today announced that the BlackBerry® 10 platform is now FIPS 140-2 certified. The certification will enable government agencies to deploy BlackBerry® 10 smartphones and BlackBerry® Enterprise Service 10, RIM’s new mobile enterprise management solution, from the day of launch. This is the first time BlackBerry products have been FIPS certified ahead of launch.

FIPS (Federal Information Processing Standard) certification provides confidence to security-conscious organizations, including U.S. and Canadian government agencies, companies in regulated industries and other organizations dealing with sensitive information, that data stored on smartphones running BlackBerry 10 can be properly secured and encrypted.

“Achieving FIPS 140-2 certification means that BlackBerry 10 is ready to meet the strict security requirements of government agencies and enterprises at launch,” said Michael K. Brown, Vice President, Security Product Management and Research at RIM. “What differentiates BlackBerry is that it integrates end-to-end security, and includes certified encryption algorithms for data at rest and data in transit. No other mobile solution has achieved the level of security accreditation that the BlackBerry solution has.”

FIPS 140 is issued by the National Institute of Standards and Technology (NIST) to coordinate the requirements and standards for certifying cryptographic modules. The standard was developed through the Cryptographic Module Validation Program (CMVP), which certifies products for use by U.S. government agencies and regulated industries that collect, store, transfer, share and disseminate sensitive information. Product certifications under the CMVP are performed in accordance with the requirements of FIPS 140-2. It is supported by the Communications Security Establishment (CSE) for the Canadian government.

"IDC expects the mobile enterprise security market to experience a high rate of growth from 2012 to 2016,” said Stacy Crook, Program Manager for Mobile Enterprise research at IDC. “Maintaining the BlackBerry solution's reputation for security while introducing an enhanced user experience gives BlackBerry 10 the opportunity to be a highly competitive platform in the government, enterprise and consumer sectors.”

BlackBerry products and solutions are protected by best-in-class AES 256-bit encryption, a highly secure, internationally recognized data protection standard. In addition to FIPS certifications, BlackBerry products have continuously passed rigorous security assessments from a variety of other independent organizations around the world. The BlackBerry® Enterprise Solution is the first mobile platform to achieve Common Criteria Certification, a standard recognized by 26 countries, as well as the first to receive approval through the CESG Assisted Product Scheme (CAPS), the National Technical Authority for Information Assurance in the United Kingdom. BlackBerry® 7 smartphones meet Common Criteria security assurance level EAL 4+. The BlackBerry® PlayBook™ is the first FIPS certified tablet for deployment within U.S. federal government agencies and certified for use by the Defence Signals Directorate of the Australian Government.

“Achieving FIPS certification for an entirely new platform in a very short period of time, and before launch, is quite remarkable and a testament to the dedication of our security team,” said David MacFarlane, Director, Security Certifications at RIM.  “BlackBerry 10 will deliver security, a superior user experience, the ability to separately manage corporate and personal data on the same device, and ease of manageability for IT managers in an enterprise or government environment.”

For more information about security and the BlackBerry platform visit www.blackberry.com/security.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Kim Geiger                                                                Gene Nakonechny
Research In Motion                                                                Research In Motion
+1-647-283-7150                                                                +1-519-597-5018
kgeiger@rim.com                                                                gnakonechny@rim.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world.  All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 8, 2012	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer